Exhibit 2.1
WESTERN LIBERTY BANCORP
1370 Avenue of the Americas, 28th Floor
New York, NY 10019
September 14, 2010
Service1st Bank of Nevada
8363 W. Sunset Road, Suite 350
Las Vegas, NV 89113
Re:	Merger Agreement
Ladies and Gentlemen:
Reference is made to that certain Agreement and Plan of Merger dated as of November 6, 2009, as amended by the First Amendment to the Agreement and Plan of Merger dated June 21, 2010 (as amended, the “Merger Agreement”), by and among Western Liberty Bancorp, a Delaware corporation (“Parent”), WL-S1 Interim Bank, a Nevada corporation, Service1st Bank of Nevada, a Nevada-chartered non-member bank (“Bank”), and Curtis W. Anderson, an individual, as the representative of the persons who will be former stockholders of Bank after the closing of the transactions contemplated in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
We have been advised by staff of the FDIC, the Nevada FID and the Federal Reserve Board that they will make every effort to grant the required Regulatory Approvals for the Merger on or before the Termination Date (in other words, September 30, 2010). However, the Federal Reserve Board staff has advised us that the date of the Federal Reserve Regulatory Approval could be delayed until October 12, 2010. We also acknowledge that, following the receipt of the Regulatory Approvals, applicable regulatory waiting periods must expire before the Merger can be consummated.
To accommodate a Closing after the Termination Date under these circumstances, if the Final Approval Date occurs on or before October 12, 2010, the Parties hereby agree not to exercise their respective rights to terminate the Merger Agreement under Section 11.1(d) of the Merger Agreement on or before the fifteenth (15th) day after the later to occur of (x) the expiration of the last to expire of any applicable regulatory waiting period and (y) the final determination of the Tangible Book Value pursuant to Section 4.1 of the Merger Agreement.
This is to confirm that if the Final Approval Date occurs on or before September 30, 2010, the Valuation Date will be August 31, 2010, as contemplated under the Merger Agreement. However, if the Final Approval Date occurs after September 30, 2010 but on or before October 12, 2010, the Parties agree that the Base Merger Consideration shall be equal to the average of the Base Merger Consideration calculated using a Valuation Date of September 30, 2010 and the Base Merger Consideration calculated using a Valuation Date of August 31, 2010. In this latter case, Section 4.1 of the Merger Agreement will apply to the determination of Tangible Book Value for each Valuation Date mutatis mutandis.

Notwithstanding the mutual willingness of the Parties to refrain from exercising termination rights after the Termination Date for the reasons and to the extent set forth above, each of the Parties undertakes to use commercially reasonable efforts to obtain all necessary Regulatory Approvals by September 30, 2010 (not taking into account applicable regulatory waiting periods) and to communicate their mutual desire to this effect to all three bank regulatory agencies.

Very truly yours, WESTERN LIBERTY BANCORP
By:	/s/ Jason Ader
Jason Ader, Chief Executive Officer

Acknowledged and Agreed to as of the date first written above: SERVICE1ST BANK OF NEVADA
By:	/s/ William E. Martin
	Name:	William E. Martin
Title:

WL-S1 INTERIM BANK
By:	/s/ Jason Ader
Jason Ader, Chief Executive Officer

/s/ Curtis W. Anderson
CURTIS W. ANDERSON, in his capacity as the
Former Stockholders’ Representative